Exhibit 99.123

MANAGEMENT’S DISCUSSION AND ANALYSIS

This following Management’s Discussion and Analysis provides a review of the financial condition and results of operations for CannTrust Holdings Inc. (the “Company” or “CannTrust”) for the three and nine months ended September 30, 2018 (the “MD&A”). This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and notes thereto for the three and nine months ended September 30, 2018, and the audited consolidated financial statements and notes thereto (“Financial Statements”) and annual MD&A for the fiscal year ended December 31, 2017. The financial information presented in this MD&A is derived from the Financial Statements. This MD&A contains forward-looking information that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our plans and objectives. There can be no assurance that such information will prove to be accurate and readers are cautioned not to place undue reliance on such forward-looking information. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking information.

In this document and in the Company’s unaudited condensed interim consolidated financial statements unless otherwise noted, all financial data is prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts, unless specifically identified as otherwise, both in the unaudited condensed interim consolidated financial statements and in the MD&A, are expressed in Canadian dollars. Unless otherwise stated all dollar amounts in the tables in this MD&A are in thousands of Canadian dollars (other than per share amounts and operating statistics).

This MD&A refers to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of financial information reported under IFRS. The Company uses Adjusted EBITDA, a non-IFRS financial measure, as a supplemental measure of operating performance which highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. The Company’s management also uses this non-IFRS financial measure to facilitate operating performance comparisons from period to period, prepare annual operating budgets and to assess the Company’s ability to meet capital expenditure and working capital requirements. See “Selected Information” and “Non-IFRS Financial Measure Reconciliation in this MD&A”.

The discussion and analysis in this MD&A is based on information available to management as of November 13, 2018.

1

Overview

The Company is a publicly traded corporation incorporated in Canada with its head office located at 3280 Langstaff Road, Vaughan, Ontario L4K4Z8. The Company’s common shares are traded on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TRST”. The Company is the parent company of CannTrust Inc. (“CannTrust Opco”) and Elmcliffe Investments Inc. (“Elmcliffe”). The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, 19% of the outstanding shares of Stenocare A/S (“Stenocare”) and 50% of the outstanding shares of Greytrust Inc. (“Greytrust”).

CannTrust Opco is a Licenced Producer and distributor of medical and recreational cannabis pursuant to the provisions of the Cannabis Act and its regulations which came into force on October 17, 2018. CannTrust Opco received its license from Health Canada on June 12, 2014 and began production of medical cannabis at its state-of-the-art hydroponic indoor facility in Vaughan, Ontario (the “Vaughan Facility”). The Company’s primary focus is to produce and deliver the highest quality, standardized, pharmaceutical grade cannabis products and in so doing strengthen its market share in legal cannabis markets in Canada and to establish positions for its products in legal cannabis markets abroad.

Public health concerns and awareness around the dangers of opioids are driving the development of alternative approaches to pain management. This has created a significant market opportunity for cannabis-based products and could drive substantial upstream demand for Licensed Producers. The development of pharmaceuticals based on cannabis could significantly expand the market by ensuring consistent, quantifiable dosing, which will provide physicians with comfort in prescribing it.

As part of its medical growth strategy, the Company has also entered into an exclusive joint venture with Apotex Inc., Canada’s largest and the seventh largest generic pharmaceutical manufacturer in the world, to develop novel dosage formats and products for sale, when permitted, into more than 85 countries where Apotex currently already has market share.

On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent which came into force on October 17, 2018. Management has invested significant effort in securing channels into the regulated recreational markets. These efforts have resulted in the Company securing multiple supply related agreements across Canada which are projected to exceed 30,000 kg in annual sales.

The Company is working to diversify its business by developing new and innovative products and dosage forms for controlled and responsible use of medical cannabis. In 2015, the Company together with Club Coffee L.P founded Cannabis Coffee & Tea Pod Company Ltd. (“CCTPC”) to launch BrewBudz™ globally. BrewBudz™ is a patented unit dose pod formulation allowing the administration of cannabis using single-serve brewing pods for use in Keurig, Nespresso, and Tassimo type brewers.

In July 2017, further to the Company’s Canadian Patent Application, the Canadian Intellectual Property Office issued a Notice of Allowance to CannTrust Opco and Club Coffee L.P. with respect to single-serve containers for use in brewing a cannabis-based beverage. CCTPC has also submitted patent applications in the European Union, Australia and China which are similar to the US and Canadian CCTPC Patents.

In March 2017, through Elmcliffe, the Company acquired the real estate assets and related equipment of a Greenhouse in the Town of Fenwick, Ontario within the Niagara Region (the “Perpetual Harvest Facility”). In October 2017, CannTrust Opco received its Health Canada Cultivation Licence under the ACMPR for its completed 250,000 square foot Phase 1 redevelopment of the Perpetual Harvest Facility and began production there. The redevelopment of the Perpetual Harvest Facility was Canada’s first continuous harvest automated perpetual harvest designed specifically for this quantum scale of cannabis production. The Company received its Health Canada Sales License for the Perpetual Harvest Facility in February 2018.

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The planned Phase 2 expansion at the Perpetual Harvest Facility is progressing as planned and is nearing completion. In addition, the Company has begun construction of an additional fully funded 600,000 sq. ft. expansion on the 36 acres of unused land at this facility and the recently purchased 19.4 acres of land adjacent to this property, that when completed, should double CannTrust’s annual capacity.

In March 2018, the Company entered into a long term agreement with Envest Corp., to provide low cost heat and power from natural gas co-generation at the Company’s Perpetual Harvest Facility. The implementation of a 10 megawatt cogeneration solution will ensure that the Company remains one of the lowest cost producers in the industry.

On November 6, 2017, CannTrust Opco received Health Canada approval to export medical marijuana internationally to countries where medical marijuana is legalized and the Company began shipping to Australia. Australia is the first of many markets that the Company is expecting to supply. In March 2018, CannTrust expanded internationally through a joint venture in Denmark with Stenocare. Initially Stenocare will sell CannTrust’s market leading standardized cannabis products in Denmark while working towards developing a domestic growing facility. CannTrust received a 25% equity stake in Stenocare. On July 6, 2018, Stenocare received approval to distribute CannTrust products in Denmark. The Company’s cannabis oils are the first oils approved for Denmark’s list of admitted cannabis products and are the only “ready-to-use” oil products available in Denmark. With the completion of all phases of the Niagara expansion, the Company will have the ability to supply a substantial share of the increased demand arising from international markets.

On April 30, 2018, the Company entered into an agreement to obtain proprietary genetics from New Breed Seed (NBS). The agreement awards the Company the exclusive ownership of all right, title and interest in certain cultivars in all territories outside of the USA. The seeds and plants derived from those seeds will allow the Company to produce an expanded product line of cannabis strains and derived products.

In June 2018, the Company entered into a shareholder’s agreement with Grey Wolf Animal Health Inc. (“Grey Wolf”) to develop ground breaking cannabis products to support the well-being of pets. Under the terms of the partnership Grey Wolf and CannTrust are equal partners in a newly created subsidiary of Grey Wolf. On August 14, 2018, the Company invested $1M in Grey Wolf. In addition, CannTrust will upon exercise of share purchase warrants, become a substantial shareholder in Grey Wolf.

On June 5, 2018, the Company closed its short form prospectus offering, on a bought deal basis, including the full exercise of the over-allotment option. A total of 11,155,000 units of the Company (“Units”) were sold at a price of $9.00 per Unit for aggregate gross proceeds of $100,395,000. Each Unit was comprised of one common share and a half warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $12.00 per share.

During our most recent quarter, as part of the legalization of the recreational market for cannabis, the Company entered into agreements with nine Canadian provinces to supply a broad range of adult-use products, consisting of the Company’s four recreational cannabis brands liiv, Xscape, Synr.g and Peak Leaf.

On October 15, 2018, as part of Stenocare’s initial public offering (“IPO”), the Company purchased 272,727 common shares of Stenocare. Stenocare began trading on the Spotlight Stock Market under the trading symbol STENO on October 26, 2018. Post this IPO, the Company maintained 19% of the outstanding common shares of Stenocare.

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On October 17, 2018, the Company finalized an exclusive partnership agreement with Kindred Partners Inc., a wholly-owned Canadian subsidiary of Breakthru Beverage Group (“Breakthru”), the largest Canadian beverage alcohol broker of premium spirits, wine and beer brands to represent CannTrust’s specialty products to Canadian adult consumers for recreational use. In connection with this partnership Breakthru purchased 902,405 common shares of CannTrust at a purchase price of $10.23 per share for gross proceeds of $9,231,600.

On October 24, 2018, the Company closed on the purchase of a 19.4 acre property on land adjacent to its Niagara Perpetual Harvest Facility allowing for a substantial expansion of production capacity.

On October 26, 2018, the Company entered into a strategic partnership with Australian licensed producer, Cannatrek Ltd (“Cannatrek”). Cannatrek is one of the first Australian vertically integrated enterprises to be awarded a cannabis research, cultivation, manufacturing, sales and import license by federal and state governments and is pioneering a world class 1.7 million sq. ft. greenhouse facility. This greenhouse project will provide significant supply for the Asia-Pacific region and will allow CannTrust to purchase quality, low-cost cannabis from Cannatrek. As part of the partnership, CannTrust is making an investment for a 19.8% stake in Cannatrek, with an option to maintain this shareholding through any future share issuances up to and including Cannatrek completing an IPO.

On October 26, 2018, the Company invested in National Access Cannabis Corp (“NAC”), a Canadian cannabis retailer. NAC’s common shares are listed on the TSX Venture Exchange under the trading symbol NAC.

2018 Third Quarter Highlights

•	Record revenues of $12.6M with approximately 50,000 active medical patients
•	Operations for the quarter resulted in positive EBITDA and net income
•	Sold 1,363,930 g of dried Cannabis and dried Cannabis equivalent at an average net price of $8.37 per gram
•	Entered into supply agreements with 9 Canadian provinces to supply recreational Cannabis across Canada
•	Launched our fourth recreational brand, Peak Leaf
•	Made our first shipment of cannabis oil to Denmark

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Results of Operations for the three and nine months ended September 30, 2018 and 2017

The results presented and referred to below include the results of the Company and its wholly owned subsidiaries CannTrust Opco and Elmcliffe.

Selected Information

(CDN $000’s, except per share amounts and unless otherwise noted)

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017
	$	$	$	$
Financial Data
Revenue	12,589	6,140	29,479	13,715
Gross profit before unrealized gain on changes in the Fair Value of Biological Assets	8,719	4,969	20,278	10,612
Net Income	421	655	11,968	632
Earnings per share (basic)	0.00	0.01	0.12	0.01
Earnings per share (diluted)	0.00	0.01	0.12	0.01
Cashflows used in operations	(3,993)	(267)	(12,470)	(1,426)
Adjusted EBITDA(1)	558	1,936	1,171	3,527

Operating Statistics:
Canadian Medical
Dried cannabis sold (grams)	397,925	281,005	1,013,725	730,670
Average Revenue per gram(3)	$8.77	$8.10	$8.37	$8.38
Total dried cannabis equivalent sold from extracts (grams)(2)	699,389	386,230	1,864,132	744,880
Average Revenue per gram of cannabis equivalent from extract sales(3)	$8.89	$9.27	$8.57	$9.42
Wholesale(4)
Dried cannabis sold (grams)(2)	266,616	-	530,956	-
Average Revenue per gram(3)	$6.40	-	$6.26	-

Notes:

(1)   See description of non-IFRS measure in the “Non-IFRS Financial Measure and Reconciliation” section of this MD&A. The term Adjusted EBITDA does not have any standardized meaning under IFRS and therefore it may not be comparable to similar measures presented by other companies.

(2)   Dried equivalent of medical cannabis for the three and nine month period ended September 30, 2018 is calculated on the basis of 4.22 ml and 4.20 ml respectively of extracts equivalent to 1 g of dried medical cannabis compared to 4.55 ml and 4.58 ml of extracts equivalent to 1 g of dried medical cannabis for the three and nine months ended September 30, 2017. The decrease in ml of oil equivalent to 1 gram of medical cannabis compared to the prior period is a result of more trim being used in the extraction process.

(3)   Average Revenue per gram (net) is calculated by taking the revenue (Canadian Medical or Wholesale) relating to sales of dry cannabis as per the Company’s Financial Statements prepared in accordance with IFRS, divided by the grams of dry cannabis sold (Canadian Medical or Wholesale) in the period per the MD&A. Average Revenue per gram of cannabis equivalent from extract sales (net) is calculated by taking the revenue relating to sales of extracts as per the Company’s Financial Statements prepared in accordance with IFRS divided by the grams of dried cannabis used in the extract sold in the period.

(4)   Wholesale revenue includes goods and services sold to international markets, the Canadian recreational market and to third party Licensed Producers.

5

Review of the Financial Results of Operations for the three and nine months ended September 30, 2018 and 2017

Revenue

Revenue for the quarter ended September 30, 2018 was $12,588,727 compared to $6,140,224 for the comparable 2017 period. Revenue for the nine months ended September 30, 2018 totalled $29,478,813 compared to $13,714,847 in the comparable 2017 period. The increase in revenue in the quarter ended September 30, 2018 was attributable to increased sales volumes primarily due to the growth in the Company’s medical patient base from approximately 31,000 at September 30, 2017 to over 50,000 at September 30, 2018 as well as sales derived from the Company’s new domestic and international wholesale revenue streams.

The total quantity of medical cannabis sold to patients during the three months ended September 30, 2018 increased to 1,097 kg, a 64% from the comparable prior year period. Year-to-date the Company sold 2,878 kg of medical cannabis, an increase of 95% from comparable prior year period. The total quantity of cannabis sold in the wholesale market for three and nine months ended September 30, 2018 was 266 kg and 531 kg, respectively. There were no wholesale sales in the prior year periods.

Cost of Sales

Cost of goods sold during the three and nine months ended September 30, 2018 were $3,869,655 and $9,201,201 respectively, compared to $1,171,352 and $3,103,235 in the comparable prior year periods. Cost of goods sold includes pre-harvest production, post-harvest production and processing costs of cannabis, packaging, testing and inventory purchased from third parties. Costs of goods sold during the three months ended September 30, 2018 increased compared to the comparable 2017 periods due to increases in sales quantities.

Plants that are in pre-harvest are considered biological assets and are recorded at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As they continue to grow through the pre-harvest stages, pre-harvest cash costs are capitalized to the value of the cannabis plants. An additional non-cash unrealized gain is recognized in gross profit, reflecting the changes in fair value of the biological assets in excess of the pre-harvest cash costs capitalized to the value of the cannabis plants. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is later expensed as costs of goods sold and ‘Fair Value changes in biological assets included in inventory sold’. Together the unrealized gain from changes in the fair value of biological assets, the Fair Value changes in biological assets included in inventory sold and cost of goods sold are included in gross profit. The unrealized gain from changes in the fair value of biological assets will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period, the proportion of capitalized cash costs and the strains being grown.

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The fair value changes in biological assets included in inventory sold, net of the unrealized gain on changes in fair value of biological assets, in the three and nine months ended September 30, 2018 was a gain of $3,821,559 and $24,498,010 respectively, compared to a gain of $387,934 and $2,332,882 for the comparable 2017 period. For the three months ended September 30, 2018 harvested production was 4,978 kg, a 401% increase from the 993 kg in the comparable 2017 period. The large increase in the fair value of biological assets recorded during the period was due to the significant ramp up of production at the Perpetual Harvest Facility.

Gross Profit

Gross profit for the three and nine months ended September 30, 2018 was $12,540,631 and $44,775,622 respectively, compared to a gross profit of $5,356,806 and $12,944,494 in the comparable prior year periods. Gross profit includes the unrealized gains on changes in the fair value of biological assets. The increase in gross profit was principally due to the increase in sales and the unrealized gain from changes in the fair value of biological assets. The Company continually refines its production processes in order to increase production yields and gross margins.

Expenses

Expenses include general and administrative, management fees, marketing and promotion, professional fees, public company shareholder costs, rent and facilities, salaries and benefits and selling and shipping costs.

Expenses for the three and nine months ended September 30, 2018 were $8,700,007 and $20,391,387 respectively, compared to $3,274,135 and $7,566,732 in the prior year comparable periods. The increase in expenses in the 2018 period was due to increases in general and administrative expenses, selling and shipping costs and salaries and benefits, as the Company increased its staff complement to meet the increase in demand for the Company’s products. In addition, the Company incurred a substantial increase in marketing expenses as a result of the Company’s launch of four new recreational brands. Professional fees increased due to the additional legal and audit work required relating to the Company’s 2018 transition to the TSX, the share and warrant bought deal and business development opportunities.

Amortization Expense

Amortization related to pre and post-harvest production are capitalized to biological assets and inventory and then expensed as part of cost of goods sold when the associated inventory is sold. Amortization related to operations is expensed directly. Total amortization expense for the three and nine months ended September 30, 2018 was $1,820,046 and $4,014,730 respectively, compared to $733,466 and $1,561,890 in the prior year comparable periods. As at September 30, 2018 $1,267,178 of additional amortization from the current period remains capitalized to ending inventory. The increase in amortization expenses in 2018 was due to an increase in amortization on equipment purchases and building enhancements to the Perpetual Harvest Facility.

Share-based compensation

For the three and nine months ended September 30, 2018 share-based compensation expense was $1,514,268 and $6,488,142 respectively, compared to $908,223 and $1,460,592 for the corresponding 2017 periods. The increase in the 2018 share-based compensation was attributable to the increase in stock options granted in the period. There were 3,821,611 stock options outstanding as at September 30, 2018 compared to 2,852,500 stock options which were outstanding as at September 30, 2017.

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Finance Activities and Transaction Costs

For the three and nine months ended September 30, 2018 interest expense was $143,429 and $334,883 respectively, compared to interest expense of $62,332 and $220,574 in the comparable prior year periods. Other income for the three and nine months ended September 30, 2018 was $50,747 and $2,040,811 respectively, compared to other income of $78,382 in the comparable prior year periods. Other income for the nine months ended September 30, 2018 consists largely of the gain on financial assets of $1,896,840 as a result of the warrants that the Company received in Grey Wolf.

Accretion expense for the three and nine months ended September 30, 2018, being the difference in the actual cost of the Company’s mortgage compared to the imputed interest rate, was $62,643 and $146,262 respectively. Accretion expense for the three and nine months ended September 30, 2017, being the difference in the actual cost on the Company’s convertible debt compared to the imputed interest rate, was $54,022 and $233,716 respectively.

Transaction costs of $204,282 for the nine months ended September 30, 2017 represent the costs associated with the purchase of the Niagara Greenhouse.

The $1,625,336 loss on revaluation of the derivative liability for the nine months ended September 30, 2017 was as a result of the change in value attributable to the conversion feature on the Company’s convertible debt. The $3,040,919 principal amount of the Company’s convertible debentures together with accrued and unpaid interest was automatically converted into 2,885,354 Common Shares of the Company upon the August 2017 listing of the Company’s Common Shares on the Canadian Securities Exchange.

Income Tax

The difference between the Company’s Statutory tax rate and its effective tax rate for each period is due to permanent differences between the tax treatment of capital transactions, transaction costs and non-deductible costs including share based compensation, in addition to reserves and reversal of reserves for deferred tax assets not recognized. These differences can result in significant increases or decreases in the effective income tax rate when comparing one period to another.

The company’s statutory tax rate is 26.5%. The company’s effective tax rate for the three and nine months ended September 30, 2018 is 52.7% and 28.5%, respectively. For the three and nine months ended September 30, 2018 the Company has recognized a deferred tax expense of $468,814 and $4,758,104, respectively compared to $Nil deferred tax expense in the comparable prior year periods.

Net Income

Net income for the three and nine months ended September 30, 2018 was $421,240 and $11,968,255 respectively, compared to a net income of $655,309 and $632,269 respectively in the comparable 2017 periods. Earnings per share as calculated is based on the weighted number of shares of the Company outstanding during the relevant periods.

Capital Projects

In March 2017, the Company, through its wholly-owned subsidiary Elmcliffe, completed the acquisition of a 430,000 square foot commercial Greenhouse Facility in the Niagara region for cash consideration of $6,500,000. In addition, an unsecured promissory note in the amount of $1,000,000, payable over five years in five consecutive payments of $200,000, was issued to the Vendor. The redeveloped Perpetual Harvest Facility provides the Company with increased production capacity to meet growing market demand. The 250,000 square foot first phase of the conversion to ACMPR standards which commenced in April 2017 was completed in the fall of 2017. The redevelopment of the Perpetual Harvest Facility was Canada’s first continuous harvest automated greenhouse designed specifically for this quantum scale of cannabis production.

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The Company received its Health Canada License under the ACMPR on October 6, 2017 for the Phase 1 redevelopment. On February 12, 2018 the Company obtained its Health Canada sales license under the ACMPR and is now operating Phase 1 at full capacity. The Phase 2 expansion at the Perpetual Harvest Facility, at an estimated cost of $16.5 million, is nearing completion. In addition, the Company has begun construction of an additional fully funded 600,000 sq. ft. expansion on the 36 acres of unused land at this facility and the recently purchased 19.4 acres of land adjacent to this property, that when completed, should double CannTrust’s annual capacity.

Liquidity and Capital Resources as at September 30, 2018 and December 31, 2017 and for the periods ended September 30, 2018 and 2017

Operating cash flow and equity and debt financings are the Company’s primary source of liquidity. At September 30, 2018 cash and cash equivalents were $86,317,593 compared to $18,162,581 as at December 31, 2017.

Set out below is a schedule of the Company’s Working Capital as at September 30, 2018 and December 31, 2017.

	September	December
	30, 2018	31, 2017
	$000s	$000s
Current Assets	153,908	44,228
Current Liabilities	8,712	6,780
Working Capital	145,196	37,448
Ratio of current assets to current liabilities	17.7	6.5

Working capital is primarily represented by cash, short-term investments, accounts receivable, inventory, biological assets, harmonized sales tax recoverable and prepaids, offset by accounts payable and the current portions of the mortgage and the promissory note issued on the Greenhouse Facility acquisition. The Company’s working capital increased by $107,748,011 to $145,195,906 as at September 30, 2018 compared to $37,447,895 at December 31, 2017. The increase in working capital in the nine months ended September 30, 2018 was primarily due to the net increase in cash from the capital raised in the bought deal, mortgage financing and the exercise of warrants and stock options, together with an increase in inventory, biological assets and accounts receivable. Approximately $25 million of cash was utilized during the period for enhancements to the Perpetual Harvest Facility conversion to ACMPR standards and for renovations to increase processing and manufacturing capacity at the Company’s Vaughan Facility.

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Operating Activities

The principal use of operating cash flow is to fund the Company’s operating expenditures at its production facilities, its general and administrative costs and its debt service payments. During the nine months ended September 30, 2018 the Company’s cash flows used in operating activities were $12,469,987 compared to cash flows used in operating activities of $1,426,036 in the comparable 2017 period. This variance is attributable to the $1,397,567 of cash generated in operations during the 2018 period compared to cash generated in operations of $3,750,427 in the comparable 2017 period, offset by changes in non-cash working capital of $13,867,554 during the 2018 period and $5,176,463 in the comparable 2017 period.

Investing Activities

Cash used in investing activities during the nine months ended September 30, 2018 was $107,007,981 compared to $21,217,844 in the comparable 2017 period. The 2018 investing activities includes $80,694,900 of net cash from the equity offering invested on an interim basis in short term investments. In addition, $24,628,480 of cash was utilized for the building improvements and equipment associated with the redevelopment of the Perpetual Harvest Facility and for increasing the processing and manufacturing capacity at the Company’s Vaughan facility. The 2017 investing activities includes $6,500,000 of cash used for the acquisition of the Greenhouse, $14,487,395 of cash related to leasehold improvements and equipment associated with the Phase 1 redevelopment of the Perpetual Harvest Facility and $200,000 invested in short-term investments

Financing Activities

Cash of $106,938,080 was generated from financing activities during the nine months ended September 30, 2018 compared to $25,450,573 in the comparable 2017 period. The 2018 financing activities includes net proceeds of $94,238,761 from the June 2018 bought deal, $9,529,635 from the mortgage financing and $3,922,397 from the exercise of Warrants and stock options. In the 2017 period the Company raised net proceeds of $24,769,124 from the February 2017 Special Warrant and Common Share financing and $1,322,949 from the exercise of Warrants.

Liquidity

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages its capital structure and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of its capital expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

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The Company’s capital structure is comprised of a combination of debt and shareholders’ equity. Set out below is a schedule of the capital structure of the Company as at September 30, 2018 and December 31, 2017.

	September	December
	30, 2018	31, 2017
	$000s	$000s
Promissory note	800	1,000
Mortgage	9,508	-
Shareholders’ equity	187,486	70,868
Debt to equity	5.50%	1.41%

The Company anticipates that together with the costs associated with the additional sales expected as a result of the legalization of the adult consumer recreational use of cannabis, the Company will require approximately $110 million to meet its expected ongoing costs for the next twelve months. These costs include regular operating expenses, rent, insurance, fees for management and administrative services, audit fees, shareholder costs and interest. In addition, the Company anticipates that with the legalization of the adult consumer recreational use of cannabis, the Company will incur additional capital expenditures of approximately $40 million in the next twelve months. These expenses include capital enhancements at the Vaughan Facility that are required in order to serve the adult consumer recreational use of cannabis as well as the expenses required to complete the conversion of Phase 2 of the Perpetual Harvest Facility to ACMPR standards and the build out of 600,000 sq. ft Niagara Phase 3 expansion.

The Company expects to fund these expenditures from the revenue generated during the period from the sale of its medical and recreational cannabis products, together with the $86.3 million of cash and short term investments on hand.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as hedging instruments to manage financial risks.

The Company’s financial instruments consist of cash, accounts receivable, restricted cash, short-term investments, warrants, accounts payable and accrued liabilities, promissory note and mortgage. The Company does not believe that it is exposed to significant currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term nature. Note 20 to the Financial Statements discloses risks related to interest rates, liquidity and credit.

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Contractual Obligations

The Company’s commitments as at September 30, 2018 consisted of the following ($000s):

	Total	2018	2019	2020	2021	2022	Beyond
Lease obligations	$68,578	$2,528	$4,369	$3,715	$3,681	$3,671	$50,613

On March 7, 2018, the Company executed a long-term agreement with Envest Corp. to provide cogeneration derived heat and power at its 450,000 square foot Perpetual Harvest Facility. As part of the agreement, CannTrust is committed to $61,975,680 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. The Company is currently utilizing a temporary Cogen equipment system to provide heat and power while the long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under IFRS 16 and the Cogen equipment will be recorded within property and equipment, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred.

Statements of Financial Position as at September 30, 2018 and December 31, 2017

Select Consolidated Statements of Financial Position Data

	September	December
	30, 2018	31, 2017
	$000s	$000s
Cash and cash equivalents	86,318	18,163

Inventory	42,245	10,959

Biological Assets	16,223	9,844

Property and Equipment	53,310	33,964

Total assets	211,024	78,448

Current liabilities	8,712	6,780

Non-current liabilities	14,826	800

Assets

The Company’s asset base consists primarily of cash and cash equivalents, accounts receivable, inventories, biological assets, harmonized sales tax recoverable, prepaids and property and equipment. The total assets increased by $132,575,759 to $211,024,174 at September 30, 2018 from $78,448,415 at December 31, 2017. The increase in the asset base compared to December 31, 2017 resulted largely from an increase of $68,155,012 in cash and cash equivalents from the proceeds raised in the June 2018 bought deal, an increase of $37,665,192 in inventory and biological assets and an increase of $19,346,572 in property and equipment as a result of the renovations to the Perpetual Harvest Facility.

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Liabilities

The total current and non-current liabilities increased by $15,958,204 to $23,538,201 at September 30, 2018 from $7,579,997 at December 31, 2017. This increase was largely attributable to an increase in the mortgage financing obtained on the Perpetual Harvest Facility and the provision for the Deferred Tax Liability of $4,758,104.

Shareholders’ Equity

The Company’s shareholders’ equity increased by $116,617,555 to $187,485,973 at September 30, 2018 from $70,868,418 at December 31, 2017. This increase is mainly attributable to proceeds raised in the June 2018 bought deal, the increase in stock options issued and the net income generated during the period.

Related Party Transactions for the three and nine months ended September 30, 2018

During the three and nine months ended September 30, 2018 the Company entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Related party transactions for the nine months ended September 30, 2018 are summarized as follows:

Compensation to key management and directors of the Company totalling $1,293,793 (September 30, 2017 - $881,199) was paid to the Company’s Chief Executive Officer, CannTrust Opco’s President, the Vice-President of Innovation and Research, the Vice-President of Production and Quality, the Vice-President of Marketing, the Vice-President of Business Development, the Vice-President of Professional Services, the Vice-President of Operations, the Vice-President of Human Resources, the Company’s Chief Financial Officer and Directors of the Company. There were 515,000 stock options valued at $3,221,560 issued to key management and directors during the period. There were 425,000 (September 30, 2017 – Nil) stock options valued at $788,873 (September 30, 2017 – Nil) exercised by related parties during the period. There were 100,000 (September 30, 2017 – Nil) stock options valued at $502,396 (September 30, 2017 – Nil) forfeited by related parties during the period.

The Company incurred $240,000 of management fees to Forum Financial Corporation (“Forum”), of which $26,667 was unpaid and included in accounts payable at September 30, 2018. A director and officer of the Company are also directors and officers of Forum.

The Company incurred legal fees of $495,845 (September 30, 2017 - $460,932) relating to corporate services provided by a firm at which a director of the Company is a partner.

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Share Data

The following table sets forth the Outstanding Share Data for the Company as at November 13, 2018:

	Authorized	Issued

Common Shares	Unlimited	105,378,828

Risks and Uncertainties

The Company is subject to a number of broad risks and uncertainties including general economic conditions. In addition to these broad risks and uncertainties, the Company has specific risks that it faces, the most significant of which are included in the Company’s recently filed Annual Information Form dated March 29, 2018 which can be found on SEDAR at www.sedar.com - See “Risk Factors”. The risks and uncertainties discussed herein highlight the more important factors that could significantly affect the Company’s operations and profitability. They do not represent and exhaustive list of all the potential issues that could affect the financial results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business, operations and profitability.

There were no significant changes to these risk and uncertainties as of the date of this MD&A.

Change in Accounting Policy

During the current period, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. The Company believes the new policy is preferable as it matches the recognition of these costs as an expense in the same period in which the revenue is generated. The impact of this voluntary change in accounting policy on the financial statements is primarily to reduce cost of goods sold for the pre-harvest costs and increasing the amount capitalized to biological assets and inventory. The previous accounting policy was to expense these costs to cost of goods sold during the period in which the direct and indirect costs were incurred – See note 5 to the condensed interim consolidated financial statements.

Accounting Estimates

Certain of the Company’s accounting policies set out in Note 3 to the Company’s unaudited condensed interim consolidated financial statements and Annual Consolidated Financial Statements require that management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company’s significant accounting estimates are contained in Note 4 of the Company’s unaudited condensed interim financial statements and Annual Consolidated Financial Statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

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Valuation of Biological Assets and Inventories

Biological assets, consisting of plants, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the plants up to the point of harvest, sales price, risk, and expected remaining future yields for the plants. As the valuation of biological assets becomes the basis for the cost of finished goods inventories after harvest, this is also a significant estimate for the valuation of inventories.

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	stage of plant growth (days until harvest);
•	wastage of plants based on their various stages of growth;
•	expected yield by plant;
•	expected weighted average selling price per gram of harvested cannabis (based on estimated grams to be sold for the medical and recreational market);
•	percentage of costs incurred to date compared to the expected costs to be incurred are used to estimate fair value of an in-process plant; and
•	expected number of days to sell the yield from biological assets

Estimated Useful lives of Property and Amortization of Plant and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and finite-life intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Share-based Compensation and Warrants

In calculating the share-based compensation expense and the value of warrants, key estimates such as the value of the Common Shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the Common Shares and the risk-free interest rate are used as inputs to the Black Scholes model.

Taxes

Deferred tax assets will be recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies. The Company has determined that the realization of certain assets related to income tax losses carried forward is probable on the basis of future taxable income.

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Financial Assets

In calculating the fair value of the financial assets, key estimates such as the value of the common shares, the expected life of the option, the volatility of the value of the common shares and the risk-free interest rate are used as inputs to the Black Scholes model.

Accounting Standards Adopted in the Period

IFRS 2 ’Share-based Payments’

IFRS 2 ’Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 9 ‘Financial Instruments: Classification and Measurement’

IFRS 9 ‘Financial Instruments: Classification and Measurement’ was issued by the IASB in July 2014 and introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. Under IFRS 15, revenue from the sale of medical cannabis would be recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s current revenue recognition policy under IAS 18. IFRS 15 is effective for the Company on January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements. The disclosure of disaggregated revenue as required by IFRS 15 is disclosed in Note 22 of the Company’s condensed interim consolidated financial statements.

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Future Accounting Pronouncements

The below standard is a change that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt this standards, if applicable, when it become effective.

IFRS 16 ‘Leases’

IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company is currently assessing and still evaluating what impact the application of this standard will have on the condensed interim consolidated financial statements of the Company.

IFRS 23 ‘Uncertainty over Income Tax Treatments’

IFRIC 23 ‘Uncertainty over Income Tax Treatments’ was issued by the IASB in June 2017 and specifies the interpretation to be applied to the determination of taxable profit, tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The company is currently assessing and still evaluating what impact the application of this standard will have on the consolidated financial statements of the Company.

Non-IFRS Financial Measure and Reconciliation

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

The term Adjusted EBITDA does not have any standardized meaning under IFRS. Therefore, it may not be comparable to similar measures presented by other companies.

Management uses Adjusted EBITDA to evaluate the performance of the Company’s business as it reflects its ongoing profitability. The Company believes that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the biopharmaceutical industry. Adjusted EBITDA has no direct comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company measures Adjusted EBITDA as net income less unrealized gain on changes in fair value of biological assets and other income plus fair value changes in biological assets included in inventory sold, income taxes, interest expense, accretion expense, transaction costs, (gain) loss on revaluation of derivative liability, share based compensation and depreciation and amortization. The Company believes that this definition is suited to measure the Company’s ability to service debt and to meet other payment obligations.

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The following table provides a reconciliation of earnings as determined under IFRS to Adjusted EBITDA.

	Three Months Ended		Nine Months Ended
Calculation of Adjusted EBITDA	September 30		September 30
	2018	2017	2018	2017
	$000s	$000s	$000s	$000s
Net income
Fair value changes in biological assets included in inventory sold	421	655	11,968	632
Unrealized gain on changes in fair value of biological assets	5,223	4,597	17,218	7,936
Interest expense	(9,044)	(4,985)	(41,716)	(10,269)
Accretion expense	143	62	335	221
Transaction costs	63	54	146	234
Other income	-	-	-	204
(Gain) Loss on revaluation of derivative liability	(51)	(78)	(2,041)	(79)
Share based compensation	-	(10)	-	1,625
Depreciation and amortization	1,514	908	6,488	1,461
Income Taxes	1,820	733	4,015	1562
Adjusted EBITDA	469	-	4,758	-
	558	1,936	1,171	3,527

Disclosure Controls and Internal Controls over Financial Reporting

Internal Control over Financial Reporting

In accordance with National Instrument 52-109 of the Canadian Securities Administrators, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control over Financial Reporting (“ICFR”). The Company’s CEO and CFO are required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com). For further information shareholders may also contact the Company by email via investor@canntrust.ca.

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